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FEB 28 2008

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UNI
SECURITIES AND
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08027090

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52097

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Newpoint Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

499 N. Canon Drive, Suite 100
(No. and Street)

Beverly Hills, (City) California (State) 90210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Farahi 310-276-9922
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 West Olympic Blvd., Suite 875 Los Angeles, CA 90064
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/18

OATH OR AFFIRMATION

I, John Farahi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newpoint Securities, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Managing Partner
Title

Notary Public
GITA N. TINNEY

The notary acknowledgment attached

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GITA N. TINNEY
Commission # 1640615
Notary Public - California
Los Angeles County
My Comm. Expires Feb 22, 2010

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of Los Angeles

On Feb 26, 2008 (Date) before me, Gita N. Tinney, Notary Public (Here Insert Name and Title of the Officer),

personally appeared John Farahi (Name(s) of Signer(s))

GITA N. TINNEY
Commission # 1640615
Notary Public - California
Los Angeles County
My Comm. Expires Feb 22, 2010

Place Notary Seal Above

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature [signature] (Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audited Report _ Form X-17A-5 Part III

Document Date: 01-01-07 Number of Pages: 2

Signer(s) Other Than Named Above: None

Capacity(ies) Claimed by Signer(s)

Signer's Name:	Signer's Name:
☐ Individual	☐ Individual
☐ Corporate Officer — Title(s):	☐ Corporate Officer — Title(s):
☐ Partner — ☐ Limited ☐ General	☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact	☐ Attorney in Fact
☐ Trustee	☐ Trustee
☐ Guardian or Conservator	☐ Guardian or Conservator
☐ Other:	☐ Other:
Signer Is Representing:	Signer Is Representing:
RIGHT THUMBPRINT OF SIGNER — Top of thumb here	RIGHT THUMBPRINT OF SIGNER — Top of thumb here

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2007

NEWPOINT SECURITIES, L.L.C.
449 NORTH CANON DRIVE, SUITE 100
BEVERLY HILLS, CALIFORNIA 90210

CONTENTS

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT AUDITOR

Board of Directors
NewPoint Securities, L.L.C.
Beverly Hills, California

I have audited the accompanying statement of financial condition of NewPoint Securities, L.L.C. as of December 31, 2007 and related statements of income (loss), changes in member's equity and cash flows, for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by Rule 15c3- 1. These financial statements are the responsibility of NewPoint Securities, L.L.C.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of NewPoint Securities, L.L.C. as of December 31, 2007 and the results of its operations, member's equity, cash flows and the supplemental schedule of net capital for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Pages 8 and 9 include supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Yafeh, CPA

Los Angeles, California
February 11, 2008

NEWPOINT SECURITIES, L.L.C.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007

ASSETS

Cash	$ 41,228
Clearing Deposit	104,235
Due from Clearing Broker	1,091
Furniture & Equipment Net of $169,449 Depreciation	2,534
Security Deposits	9,938
Total Assets	$ 159,026

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts Payable	$ 12,945
Accrued Expenses – State LLC Tax	1,572
Total Liabilities	14,517

Member's Equity

Capital	2,160,558
Accumulated Deficit	(2,016,049)
Total Member's Equity	144,509
Total Liabilities and Member's Equity	$ 159,026

The accompanying notes are an integral part of these financial statements.

NEWPOINT SECURITIES, L.L.C.
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues - Page 11	$ 69,270
Operating Expenses Page 12	299,477
(Loss) Before Income Tax	(230,207)
Tax Provision	800
Net (Loss)	$(231,007)

The accompanying notes are an integral part of these financial statements.

NEWPOINT SECURITIES, L.L.C.
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2006	$1,913,558	$(1,785,042)	$ 128,516
Net (Loss)		(231,007)	(231,007)
Capital Contributed	247,000		247,000
Balance, December 31, 2007	$2,160,558	$(2,016,049)	$ 144,509

The accompanying notes are an integral part of these financial statements.

NEWPOINT SECURITIES, L.L.C.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

NET CASH PROVIDED BY OPERATIONS	
Net (loss)	$(231,007)
Depreciation	12,600
Adjustments to Reconcile Net Income to Net Cash Required by Operating Activities	
Due from clearing broker	1,121
Accounts payable	(674)
Accrued expenses	(2,528)
NET CASH REQUIRED BY OPERATIONS	(220,488)
CASH FLOWS FROM INVESTING ACTIVITIES:	0
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributed	247,000
Cash provided by financing activities	247,000
NET INCREASE IN CASH	26,512
Cash at beginning of period	14,716
Cash at end of period	$ 41,228
Interest Paid	$ 96
Income Tax	$ 800

The accompanying notes are an integral part of these financial statements

NEWPOINT SECURITIES, L.L.C.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 1 - ORGANIZATION

Newpoint Securities, LLC, the Company was approved as a broker-dealer by the NASD on May 9, 2000. The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA"). The Company is registered under SEC Rule 15c3-3(k)(2)(ii) which provides that all of the funds and securities belonging to the Company's customers are handled by a correspondent broker-dealer.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commission Revenue is recognized on a "Settlement Date Basis." Securities are valued at market.

Property and equipment are being depreciated over 5 years.

NOTE 3 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum of net capital as defined under such provisions. See page 8 for the computation of net capital.

At December 31, 2007, the Company had a net capital of $130,838 and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was .11 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

On August 27, 2004 the Company was given permission to reduce its net capital requirement from $100,000 to $5,000.

NOTE 4 - OFF BALANCE - SHEET RISK

As discussed in Note 1, the customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that a customer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer.

NOTE 5 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumption that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 6 - INCOME TAXES
The Company is a Limited Liability Company, (LLC). As such it pays no Federal tax but passes its income or loss directly to its members. There is a minimum state tax ($800) plus a fee based on revenue over $250,000.

NOTE 7 - COMMITMENTS
The Company exercised its option for a additional year on their lease running through March 31, 2008. The Company is thinking of relocating and not executing a new lease contract. The new location has not yet been determined.

Lease payments are:

Ending March 2008 $ 28,290

NOTE 8 – RELATED PARTY TRANSACTIONS & EXPENSE SHARING
The Company does have a written expense sharing agreement. All officers and staff who assist in the broker-dealer's operations are paid by a related company. Rent and certain other expenses are paid by the Company.

NOTE 9 – EXEMPTION FROM THE SEC RULE 15C-3
Newpoint Securities, LLC is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore, Newpoint Securities, LLC is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph (K) (2) (ii).

In addition, the Company is exempt from the Possession or Control Requirements under Rule 15c3-3 paragraph (K) (2) (ii).

NEWPOINT SECURITIES, L.L.C.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$ 144,509
Less: Non allowable assets - Schedule	(12,846)
Haircuts – money market	(825)
NET CAPITAL	$ 130,838
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness- 6-2/3 of net aggregate indebtedness	$ 968
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
EXCESS CAPITAL	$ 125,838
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 129,386
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 14,517
Percentage of aggregate indebtedness to net capital	11.10%
Percentage of debt to debt-equity to total computed in accordance with Rule 15c 3-1(d)	NA

RECONCILIATION

The following is a reconciliation, as of December 31, 2007 of the above net capital computation wit the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

UNAUDITED	$ 130,839
Rounding	(1)
AUDITED	$ 130,838

The accompanying notes are an integral part of these financial statements.

NEWPOINT SECURITIES, L.L.C.
NON ALLOWABLE ASSETS
DECEMBER 31, 2007

NON ALLOWABLE ASSETS

Net Property & Equipment	$ 2,534
Deposits	9,938
Due from Clearing Broker	374
TOTAL NON ALLOWABLE ASSETS	$ 12,846

The accompanying notes are an integral part of these financial statements.

NEWPOINT SECURITIES, L.L.C.
SCHEDULE OF REVENUE & EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUE

Insurance/Annuities Commissions	$ 9,248
Retail Mutual Fund Commissions	7,542
OTC & Other Business	1,877
Money Market Fund	4,267
Interest	9,422
Other Income	36,914
TOTAL REVENUE	$ 69,270

EXPENSES

Accounting	$ 20,529
Bank Charges	753
Clearing Charges	2,761
Depreciation	12,600
Dues and Subscriptions	924
Insurance	1,350
Interest	96
Internet Provider	9,720
Legal	225
License and Permits	344
FINRA Fees/Assessment	3,085
Office Expense	5,846
Outside Services	116,323
Rent –Office	116,600
Repairs and Maintenance	352
Telephone	7,889
All Other	80
TOTAL EXPENSES	$299,477

The accompanying notes are an integral part of these financial statements.

PART II

NEWPOINT SECURITIES, L.L.C.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2007

Joseph Yafeh CPA, Inc.

A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT AUDITOR ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
NewPoint Securities, LLC
Beverly Hills, California

In planning and performing my audit of the financial statements and supplemental schedules of NewPoint Securities, LLC (the "Company") for the year ended December 31, 2007, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Members
NewPoint Securities, LLC
Beverly Hills, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
February 11, 2008

END